Filed by DXC Technology Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Computer Sciences Corporation

Registration No.s 333-218394 and 333-218395

Date: July 11, 2017

DXC Technology Commences Exchange Offers for Computer

Sciences Corporation Notes and DXC Technology Notes

NEWS RELEASE – JULY 11, 2017

TYSONS, Va., July 11, 2017 – DXC Technology Company (NYSE:DXC) (“DXC”) today announced that it has commenced two exchange offers:

•	to exchange all validly tendered and accepted notes of the following series issued by Computer Sciences Corporation (“CSC”) for new notes to be issued by DXC (“the CSC Exchange”);

•	to exchange all validly tendered and accepted notes of the following series, which were issued by DXC in a private placement, for new notes to be issued by DXC which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), (the “DXC Exchange” and together with the CSC Exchange, the “exchange offers”), as described in the table below.

Aggregate principal amount outstanding	Series of notes to be exchanged (the “old notes”)	CUSIP No. for the old notes	Series of notes to be issued by DXC (the “new notes”)	CUSIP No. for the new notes
Old notes issued by CSC
$445,265,000	4.45% Senior Notes due 2022	205363AN4	4.45% Senior Notes due 2022	23355LAA4
Old notes issued by DXC
$500,000,000	2.875% Senior Notes due 2020	299897AA6 / U3000NAA8	2.875% Senior Notes due 2020	23355LAB2
$500,000,000	4.250% Senior Notes due 2024	299897AB4 / U3000NAB6	4.250% Senior Notes due 2024	23355LAC0
$500,000,000	4.750% Senior Notes due 2027	299897AC2 / U3000NAC4	4.750% Senior Notes due 2027	23355LAD8

In exchange for each $1,000 principal amount of old notes of a series that is validly tendered prior to the Expiration Date and not validly withdrawn, holders will be eligible to receive $1,000 principal amount of new notes of such series.

The exchange offers commence on July 11, 2017 and expire immediately following 11:59 p.m., New York City time, on August 7, 2017, unless extended (the “Expiration Date”).

DXC has filed two registration statements on Form S-4 relating to the exchange offers (together and as amended, the “registration statements”). Both registration statements were filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2017, and have been declared effective. The CSC Exchange offer is being made pursuant to the terms and conditions set forth in DXC’s prospectus, dated as of July 11, 2017, which forms a part of the registration statement applicable to the CSC Exchange. The DXC Exchange offer is being made pursuant to the terms and conditions set forth in DXC’s prospectus, dated as of July 11, 2017, which forms a part of the registration statement applicable to the DXC Exchange.

The terms of the new notes to be issued in the DXC Exchange are identical in all material respects to the terms of the corresponding series of old notes, except that such new notes will have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to such new notes. In connection with resales of such new notes, investors are required to make the representations described on the registration statement for the DXC Exchange. No accrued but unpaid interest will be paid on the old notes in connection with the exchange offers. However, the first interest payment for the new notes issued in the exchange offers will have accrued from the most recent interest payment date for such tendered old note.

The exchange agent and information agent for the CSC Exchange is:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

All others call toll free: (866) 470-3900

The exchange agent for the DXC Exchange is:

U.S. Bank National Association

U. S. Bank National Association

Attn: Specialized Finance

111 Fillmore Avenue

St. Paul, MN 55107-1402

For information please email escrowexchangepayments@usbank.com or call 651-466-7150

Davis Polk & Wardwell LLP is acting as legal advisor to DXC in connection with the exchange offers.

Tendered old notes may be validly withdrawn at any time prior to the Expiration Date. The consummation of each of the exchange offers is subject to, and conditional upon, among other things, the satisfaction or, where permitted, waiver of the conditions discussed in the applicable registration statement prior to the Effective Date.

Additional Information and Where to Find it

DXC has filed registration statements (each including a prospectus) with the SEC for the exchange offers to which this press release relates. Before you decide to participate in either the DXC Exchange or the CSC Exchange, you are urged to read the prospectus, the registration statement and other relevant documents applicable to such exchange which are filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about DXC, the exchange offers and related matters. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by DXC by requesting them by mail at Investor Relations Department, DXC Technology Company, 1775 Tysons Boulevard, Tysons, Virginia 22102 or by telephone at (703) 245-9700.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein. The exchange offers may be made only pursuant to the terms and conditions set forth in DXC’s prospectuses and registration statements, which have been filed with the SEC, and the other related materials.

About DXC

DXC is the world’s leading independent, end-to-end IT services company, helping clients harness the power of innovation to thrive on change. Created by the merger of CSC and the Enterprise Services business of Hewlett Packard Enterprise, DXC serves nearly 6,000 private and public sector clients across 70 countries. The company’s technology independence, global talent and extensive partner network combine to deliver powerful next-generation IT services and solutions. DXC is recognized among the best corporate citizens globally.

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control. For a written description of these factors, see the section titled “Risk Factors” in CSC’s Form 10-K for the fiscal year ended April 1, 2016 and DXC’s (formerly named Everett SpinCo, Inc.) Form S-4s filed on June 1, 2017 and February 24, 2017 and any updating information in subsequent SEC filings. No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

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Contact:

Richard Adamonis, Corporate Media Relations, +1-862-228-3481, radamonis@dxc.com

Neil DeSilva, Global M&A and Investor Relations, +1-703-245-9700, neildesilva@dxc.com